UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2022

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Introduction of Kornit Atlas MAX Poly System

On April 4, 2022, Kornit Digital Ltd. (the “Company”) issued a press release entitled “Kornit Digital Introduces High-Volume Digital Production Solution for Vibrant Decorative Designs on Polyester and Polyester-Blended Apparel,” in which the Company introduced the Kornit Atlas MAX Poly System. The system, expected to be available in the second quarter of 2022, provides an industry-first direct-to-garment (DTG) solution that delivers superior-quality digital decoration for vibrant, colorful design on polyester and poly-blended apparel.

A copy of that press release is furnished as Exhibit 99.1 hereto.

The contents of this Report of Foreign Private Issuer on Form 6-K (excluding the contents of Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248784) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749 and 333-263975).

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated April 4, 2022, entitled “Kornit Digital Introduces High-Volume Digital Production Solution for Vibrant Decorative Designs on Polyester and Polyester-Blended Apparel”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: April 4, 2022	By:	/s/ Alon Rozner
	Name:	Alon Rozner
	Title:	Chief Financial Officer

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